November 13, 2006
BY EDGAR AND FAX (202-772-9204)
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attn:	H. Christopher Owings Peggy Kim Scott Anderegg

Re:	Consolidated Water Co. Ltd. Registration Statement on Form F-3 Filed October 12, 2006 File No. 333-137970
     Please find the following response of Consolidated Water Co. Ltd. (the “Company”) to the comment of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced filing of the Company as set forth in the Staff’s letter dated October 20, 2006 (the “Letter”). For your reference, we have reproduced the comment from the Letter, followed by the Company’s response.
1.	We note your disclosure in your Form 10-Q for the quarter ended June 30, 2006 that your subsidiary, Waterfields Company Limited, is not in compliance with its debt to equity ratio financial covenant with a bank in the Bahamas. In light of this non-compliance, please provide us with an analysis of whether you are eligible to use Form F-3 for this offering. In this regard, please refer to General Instruction I.A.3(b)(i) of Form F-3 in your analysis.

Response to Comment 1:
To be eligible to use Form F-3, General Instruction I.A.3(b)(i) of Form F-3 requires that neither a registrant nor any of its subsidiaries have, since the end of the their last fiscal year, defaulted on any installment or installments of indebtedness for borrowed money. As disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, the Company’s subsidiary, Waterfields Company Limited (since renamed Consolidated Water (Bahamas) Limited, “CW-Bahamas”), was not in compliance as of June 30, 2006 with its debt-to-equity ratio financial covenant under its term loan with a bank in the Bahamas. However, this non-compliance by CW-Bahamas was not a default on any installment of indebtedness under the term loan, and accordingly, does not preclude the Company from meeting the eligibility requirement to use Form F-3 set forth in General Instruction I.A.3(b)(i) of Form F-3. As reported in the Company’s Current Report on Form 8-K filed October 6, 2006, CW-Bahamas replaced this term loan with a new credit facility on October 5, 2006.

United States Securities and Exchange Commission
Division of Corporation Finance
November 13, 2006

     If you require additional information, please contact the undersigned at (954) 571-3105 or Leslie J. Croland of Edwards Angell Palmer & Dodge LLP at (954) 667-6129.
Sincerely,
/s/ David W. Sasnett
David W. Sasnett
Chief Financial Officer

Cc:	Leslie J. Croland Edwards Angell Palmer & Dodge LLP